UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER

THE TRUST INDENTURE ACT OF 1939

Catalyst Paper Corporation

0606890 B.C. Ltd.

Catalyst Paper General Partnership

Catalyst Paper Energy Holdings Inc.

Catalyst Pulp and Paper Sales Inc.

Catalyst Pulp Operations Limited

Catalyst Pulp Sales Inc.

Elk Falls Pulp and Paper Limited

Pacifica Poplars Ltd.

Catalyst Paper Holdings Inc.

Catalyst Paper Recycling Inc.

Catalyst Paper (Snowflake) Inc.

Catalyst Paper (USA) Inc.

Pacifica Papers Sales Inc.

Pacifica Papers US Inc.

Pacifica Poplars Inc.

The Apache Railway Company

(Name of Applicants)

3600 Lysander Lane

Richmond, British Columbia

Canada V7B 1C3

(604) 247-4400

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
New First Lien Notes New First Lien Coupon Notes	Unlimited *

*The New First Lien Coupon Notes are limited in aggregate principal amount to an amount equal to the accrued and unpaid interest due to holders under the First Lien Notes (as defined herein) as of the effective date of the Plan (as defined herein), with such interest calculated using the applicable interest rate under the indentures governing the First Lien Notes.

Approximate Date Of Proposed Public Offering:

Upon the effective date of the Plan referred to herein

Catalyst Paper (USA) Inc.

1950-2101 4th Avenue

Seattle, Washington 98121

(Name and Address of Agent for Service)

With a copy to:

Christopher W. Morgan, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

222 Bay Street, Suite 1750

Toronto, Ontario M5K 1J5

(416) 777-4700

Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

GENERAL

1.	General Information.

(a)	Form of organization: Catalyst Paper Corporation (the “Issuer”) is a corporation.

(b)	State or other sovereign power under the laws of which organized: The Issuer was formed under the Canada Business Corporations Act.

2.	Securities Act Exemption Applicable.

Pursuant to the terms and subject to the conditions set forth in the Plan of Compromise and Arrangement, dated March 15, 2012 (as amended, the “Plan”), which is subject to, among other things, the approval of the Supreme Court of British Columbia (the “Court”), the Issuer plans to effect a restructuring (the “Restructuring”) pursuant to which the Issuer’s outstanding 11% senior secured notes due December 15, 2016 (the “First Lien Notes”) will be exchanged for US$325 million aggregate principal amount of new senior secured notes (the “New First Lien Notes”), 80% of the new common shares, no par value, of the Issuer (“New Common Shares”) and new first lien coupon notes (the “New First Lien Coupon Notes”, and together with the New First Lien Notes, the “New Notes”) in an aggregate principal amount equal to the accrued and unpaid interest due to holders under the First Lien Notes as of the effective date of the Plan, with such interest calculated using the applicable interest rate under the indentures governing the First Lien Notes.

The New Notes will be issued under the indenture (the “New Notes Indenture”) to be qualified by this Application for Qualification (this “Application”). For more detailed information on the New Notes Indenture, see Item 8 of this Application.

The Restructuring is being effected by the Issuer in reliance on an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the “1933 Act”), afforded by Section 3(a)(10) thereof. Section 3(a)(10) of the 1933 Act provides an exemption from the registration provisions of the 1933 Act for, in relevant part: “… any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests. where the terms and conditions of such issuance are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court…”

The three main elements of the Section 3(a)(10) exemption are (a) an exchange of outstanding securities, claims or property interests, (b) a fairness hearing and (c) court approval of the issuance and exchange. As described in the Issuer’s Management Proxy Circular, dated March March 23, 2012 (the “Circular”), incorporated by reference herein as Exhibit T3E, each of these elements will be satisfied in connection with the issuance of the New Notes.

(a) Exchange of Securities: The New Notes will be issued in partial exchange for the First Lien Notes in the Restructuring.

(b) Fairness Hearing: A meeting of the holders of First Lien Notes (“First Lien Noteholders”) will be held for the purpose of voting on the Plan. If the Plan is approved by the Noteholders at such meeting and certain other approvals are obtained, the Issuer intends to apply to the Court for a hearing for the purpose of obtaining an order of the Court approving the Plan (the “Fairness Hearing”). Notice of the date and time of the Fairness Hearing has been provided to all First Lien

Noteholders in the Circular. At the Fairness Hearing, the Court will consider, among other things, the fairness and reasonableness of the Plan to affected securityholders, including First Lien Noteholders. Any First Lien Noteholder or other interested party who wishes to participate, or to be represented, or to present evidence or argument, may do so, subject to filing with the Court and serving upon the solicitors of the Issuer a notice of appearance and satisfying any other requirements of the Court.

(c) Court Approval: The Plan is subject to the approval of the Court. It is anticipated that the Court will rule on the fairness of the Plan to the affected securityholders, including the First Lien Noteholders. The Court will be advised that its ruling will be the basis for claiming an exemption from registration under the 1933 Act by reason of the exemption afforded by Section 3(a)(10) thereof.

AFFILIATIONS

3.	Affiliates.

(a)     For purposes of this Application only, the officers and directors of the Issuer named in response to Item 4 hereof may be deemed affiliates of the Issuer by virtue of the positions held by such persons with the Issuer.

(b)     The following chart sets forth the affiliates of the Issuer as of the date of this Application. All subsidiaries are wholly-owned, directly or indirectly, by the Issuer, unless otherwise indicated.

Catalyst Paper Corporation
Catalyst Paper General Partnership
Catalyst Pulp Sales Inc.
Catalyst Pulp Operations Limited
Pacifica Poplars Ltd.
Catalyst Pulp and Paper Sales Inc.
Catalyst Paper Energy Holdings Inc.
50.001%
49.95% Limited Partner
Powell River Energy Inc.
Powell River Energy Limited Partnership
Export Sales Co. Ltd.
Catalyst Paper Finance Limited
Crofton Pulp and Paper Limited
Elk Falls Pulp and Paper Limited
468327 B.C. Ltd.
3264904 Canada Limited
British Columbia Forest Products Limited
0606890 B.C. Ltd.
NSC Holdings (Philippines) Inc.
33%
33%
PRSC Land Development Ltd. (general partner)
PRSC Limited Partnership
Catalyst Paper Holdings Inc.
Pacifica Papers U.S. Inc.
3744809 Canada Inc.
Echelon Paper Corporation
Catalyst Paper (Recycling) Inc.
Catalyst Paper (USA) Inc.
Pacifica Poplars Inc.
Pacifica Papers Sales Inc.
Echelon Paper Corporation
Catalyst Paper (Snowflake) Inc.
Elk Falls Forest Industries Limited
The Apache Railway Company

Following the completion of the Restructuring, First Lien Noteholders will hold approximately 80% of the New Common Shares. Unsecured Creditors (as defined in the Circular) will hold the remaining 20% of the New Common Shares. The amount of New Common Shares held by any particular First Lien Noteholder or Unsecured Creditor will depend on the claims of such First Lien Noteholder or Unsecured Creditor as of the effective date of the Plan.

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

The names of the directors and executive officers of the Issuer, as of the date hereof, are set forth below. The mailing address for each director and executive officer is: c/o Catalyst Paper Corporation, 3600 Lysander Lane Richmond, British Columbia, Canada V7B 1C3 and each person’s telephone number is (604) 247-4400.

NAME	OFFICE
Kevin J. Clarke	President and Chief Executive Officer and Director
L. Thomas Crowley	Senior Vice President, Sales and Marketing
Stephen Boniferro	Senior Vice President, Human Resources
Robert L. Stepusin	Senior Vice President, Business Improvement
David Adderley	Vice President and General Counsel
Brian Baarda	Vice President, Finance and Chief Financial Officer
Lyn Brown	Vice President, Marketing and Corporate Responsibility
Robert H. Lindstrom	Vice President, Supply Chain, Energy and Information Technology
Alastair MacCallum	Vice President and Treasurer
Thomas S. Chambers	Director
William F. Dickson	Director
Douglas P. Hayhurst	Director
Jeffery G. Marshall	Director
Alan B. Miller	Director
Geoff Plant	Director
M. Dallas H. Ross	Director

As disclosed in the Circular (incorporated by reference herein as Exhibit T3E), a new slate of directors of the Issuer will be appointed in connection with the Restructuring.

5.	Principal Owners of Voting Securities.

The Issuer furnishes the following information as to each person owning 10% or more of the voting securities of the Issuer as of February 29, 2012:

NAME AND COMPLETE MAILING ADDRESS	TITLE OF CLASS OWNED	AMOUNT OWNED	PERCENTAGE OF VOTING SECURITIES OWNED
Knight Equity Markets LP 545 Washington Boulevard Jersey City, NJ 07310-1607	Common Shares	107,010,833	28.02%

Following the completion of the Restructuring, First Lien Noteholders will hold approximately 80% of the New Common Shares. Unsecured Creditors will hold the remaining 20% of the New Common Shares. The amount of New Common Shares held by any particular First Lien Noteholder or Unsecured Creditor will depend on the claims of such First Lien Noteholder or Unsecured Creditor as of the effective date of the Plan.

UNDERWRITERS

6.	Underwriters.

(a) There have been no underwriters of the Issuer’s securities within the three years prior to the date of filing this Application.

(b) There are no underwriters of the securities proposed to be offered in the Restructuring.

CAPITAL SECURITIES

7.	Capitalization.

(a) As of March 23, 2012, the authorized and outstanding share capital of the Issuer consisted of the following:

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	Unlimited	381,900,450
Preferred Shares	100,000,000	None

(b) Holders of the Issuer’s common shares and preferred shares are entitled to one vote per share, unless otherwise provided by legislation.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions.

The New Notes will be issued under an indenture, to be dated as of the effective date of the Plan, among the Issuer, 0606890 B.C. Ltd., Catalyst Paper General Partnership, Catalyst Paper Energy Holdings Inc., Catalyst Pulp and Paper Sales Inc., Catalyst Pulp Operations Limited, Catalyst Pulp Sales Inc., Elk Falls Pulp and Paper Limited, Pacifica Poplars Ltd., Catalyst Paper Holdings Inc., Catalyst Paper Recycling Inc.,

Catalyst Paper (Snowflake) Inc., Catalyst Paper (USA) Inc., Pacifica Papers Sales Inc., Pacifica Papers US Inc., Pacifica Poplars Inc. and The Apache Railway Company, as guarantors (the “Guarantors”), Wilmington Trust, National Association, as trustee (the “Trustee”), and Computershare Trust Company of Canada, as collateral trustee (the “Collateral Trustee”). The New First Lien Notes and the New First Lien Coupon Notes will each be a separate series of notes under the New Notes Indenture. The following is a general description of certain provisions of the New Notes Indenture, and the description is qualified in its entirety by reference to the form of New Notes Indenture to be filed as Exhibit T3C hereto. All capitalized and otherwise undefined terms shall have the meanings ascribed to them in the Circular.

(a)	Event of Default

The following events will be defined in the New Notes Indenture as “Events of Default” with respect to the notes of any series:

(1) default in payment of any principal of or premium, if any, on the notes of such series when due, whether at maturity, upon redemption or otherwise;

(2) default in the payment of any interest on any note when due, which default continues for 30 days or more;

(3) default by the Issuer or any Restricted Subsidiary in the observance or performance of any other covenant in the New Notes Indenture for 60 days after written notice from the Trustee or the holders of not less than 25% in aggregate principal amount of the notes of all affected series then outstanding (as one class), except in the case of a default in the observance or performance of the covenants described in the Circular under “Description of Securities Issued under the Restructuring—Description of the Notes—Covenants—Limitation on Asset Sales,” “Description of Securities Issued under the Restructuring—Description of the Notes—Covenants—Change of Control Offers,” “Description of Securities Issued under the Restructuring—Description of the Notes—Covenants—Excess Cash Offer,” or “Description of Securities Issued under the Restructuring—Description of the Notes—Covenants—Merger, Consolidation or Sale of Assets”, which shall constitute an Event of Default in respect of all affected series immediately upon such written notice and without any such passage of time requirement;

(4) failure to pay at final maturity, giving effect to any applicable grace periods and any extensions thereof, the principal amount of any Debt of the Issuer or any Restricted Subsidiary of the Issuer, or the acceleration of the final stated maturity of such Debt, if, in either case, the aggregate principal amount of such Debt, together with the principal amount of any other Debt not paid at final maturity or which has been accelerated, aggregates $25,000,000 or more at any time and such Debt has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such final maturity or acceleration;

(5) any final judgment or judgments which can no longer be appealed for the payment of money in excess of $25,000,000, in excess of amounts covered by insurance and as to which the insurer has acknowledged coverage, is rendered against the Issuer or any Restricted Subsidiary, and is not discharged or paid for any period of 60 consecutive days after such judgment or judgments become final during which a stay of enforcement is not in effect;

(6) the commencement of any Insolvency or Liquidation Proceeding with respect to the Issuer or any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary);

(7) any of the Note Guarantees of a Significant Subsidiary that is a Guarantor (or any group of Subsidiaries that together would constitute a Significant Subsidiary) ceases to be in full force and effect or any of the Note Guarantees of a Significant Subsidiary that is a Guarantor (or any group of Subsidiaries that together would constitute a Significant Subsidiary) are declared to be null and void and unenforceable or any of the Note Guarantees of a Significant Subsidiary that is a Guarantor (or any group of Subsidiaries that together would constitute a Significant Subsidiary) are found to be invalid or any Significant Subsidiary that is a Guarantor (or any group of Subsidiaries that together would constitute a Significant Subsidiary) denies its liability under its Note Guarantee, in each case other than by reason of release of a Note Guarantee in accordance with the terms of the New Notes Indenture;

(8) (i) the Liens on any material portion of the Collateral cease to be valid or enforceable, or the Issuer or any Guarantor shall assert that such Liens are invalid or unenforceable (in each case, other than in accordance with the terms of the New Notes Indenture or the terms of the Collateral Documents), or (ii) the Liens on any material portion of the Collateral shall cease to be perfected, or shall fail to have the priority contemplated by the New Notes Indenture, provided that no Event of Default shall arise under this clause (8)(ii) until the same shall have continued for a period of 15 consecutive days; and

(9) the failure by the Issuer or any Guarantor to comply with its agreements contained in the Collateral Documents for 60 days after written notice from the Trustee or the holders of not less than 25% in aggregate principal amount of notes of all affected series then outstanding (as one class), except for a failure that would not be material to the holders of the notes of all affected series and would not materially affect the value of the Collateral taken as a whole;

provided however, that, notwithstanding anything to the contrary contained herein, an Insolvency or Liquidation Proceeding with respect to U.S. Guarantors shall not be an Event of Default under the New Notes Indenture.

The New Notes Indenture will provide that if an Event of Default, other than an Event of Default described in clause (6) above, will have occurred and be continuing, and if the Trustee or the holders of not less than 25% in aggregate principal amount of the notes of all affected series then outstanding (voting as one class) by written notice to the Issuer and the Trustee so declares, the entire principal amount of all the notes of all affected series then outstanding plus accrued and unpaid interest to the date of acceleration will become immediately due and payable. If an Event of Default as described in clause (6) above occurs, the principal, premium and interest amount with respect to all of the notes is due and payable immediately without any declaration or other act on the part of the Trustee or the holders of the notes.

The Trustee may withhold from affected holders of notes notice of any continuing default (except a default in payment of principal, premium, if any, or interest) if it determines that withholding notice is in such holders’ best interests.

(b) Authentication and Delivery of the New Notes and Application of Proceeds

Any notes issued under the New Notes Indenture (including the New Notes) must be executed on behalf of the Issuer by an Officer of the Issuer. The signature of any of the Officer on the notes may be manual or facsimile. Notes bearing the manual or facsimile signatures of an individual who was at any time the proper Officer of the Issuer will bind the Issuer, notwithstanding that the individual has ceased to hold such office prior to the authentication and delivery of such notes or did not hold such offices at the date of the notes. Each note will be dated the date of its authentication.

No note shall be entitled to any benefit under the New Notes Indenture or be valid or obligatory for any purpose unless there appears on such note a certificate of authentication substantially in the form provided for in the New Notes Indenture executed by the Trustee by manual signature, and such certificate upon any note shall be conclusive evidence, and the only evidence, that such note has been duly authenticated and delivered under the New Notes Indenture.

Upon prior notice to, and approval by (which approval shall not be unreasonably withheld), the Issuer, the Trustee may appoint an authenticating agent to authenticate the notes. Unless otherwise provided in the appointment, an authenticating agent may authenticate the notes whenever the Trustee may do so.

The Issuer will not recognize any proceeds from the issuance of New Notes in partial exchange for the First Lien Notes.

(c) Release of Property Subject to Lien

The Issuer and the Guarantors will be entitled to the release of property and other assets included in the Collateral from the Liens securing the notes under any one or more of the following circumstances:

•

to enable the disposition of such property or assets to a person other than the Issuer or a Guarantor to the extent such disposition is not prohibited under the covenant described in the Circular under “Description of Securities Issued under the Restructuring—Description of the Notes—Covenants—Limitation on Asset Sales”;

•

in the case of a Guarantor that is released from its Note Guarantee, the release of the property and assets of such Guarantor (including all Capital Stock and other equity interests of such Guarantor);

•

in the case of a Guarantor which is designated an Unrestricted Subsidiary in accordance with the covenant described in the Circular under “Description of Securities Issued under the Restructuring—Description of the Notes—Covenants—Limitation on Restricted Payments,” the release of the property and assets of such Guarantor;

•	as described in the Circular under “Description of Securities Issued under the Restructuring—Description of the Notes—Modification of Indenture”; or

•	if and to the extent required by the provisions of the intercreditor agreement.

The security interests in all Collateral securing a series of notes also are released upon (i) payment in full of the principal of, together with accrued and unpaid interest (including additional interest, if any) on, the notes of such series and all other obligations under the New Notes Indenture in respect of such series of notes that are due and payable at or prior to the time such principal, together with accrued and unpaid interest (including additional interest, if any), are paid, (ii) a legal defeasance or covenant defeasance of the notes of such series as described in the Circular under “Description of Securities Issued under the Restructuring—Description of the Notes—Defeasance and Covenant Defeasance” or (iii) a discharge of the New Notes Indenture in respect of such series of notes as described under “Description of Securities Issued under the Restructuring—Description of the Notes—Satisfaction and Discharge.”

(d) Satisfaction and Discharge

The New Notes Indenture will be discharged and will cease to be of further effect with respect to a series of notes, except for the obligations to register the transfer or exchange of notes of such series and to pay Additional Amounts, if any, as to all outstanding notes of such series when:

(1)	either:

(A) all the notes of such series previously authenticated and delivered, except lost, stolen or destroyed notes of such series which have been replaced or paid and notes of such series for whose payment money had theretofore been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from such trust, have been delivered to the Trustee for cancellation, or

(B) all notes of such series not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or are to be called for redemption within one year and the Issuer has deposited or caused to be deposited with the Trustee cash in U.S. dollars, U.S. Government Securities or a combination thereof, in an amount sufficient to pay and discharge the entire Debt on the notes of such series not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the notes of such series to the date of maturity or redemption together with irrevocable instructions from the Issuer directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2) the Issuer has paid all other sums payable under the New Notes Indenture by the Issuer in respect of such series of notes; and

(3) the Issuer has delivered to the Trustee an Officers’ Certificate and an opinion of counsel stating that all conditions precedent under the New Notes Indenture relating to the satisfaction and discharge of the New Notes Indenture in respect of such series of notes have been complied with.

(e) Evidence of Compliance with Conditions and Covenants

The Issuer will be required to deliver to the Trustee, within 120 days after the end of each fiscal year, commencing with the fiscal year ending December 31, 2012, of the Issuer and on or before 60 days after the end of the first, second and third quarters of each fiscal year, an Officers’ Certificate stating that a review of the activities of the Issuer and its Subsidiaries during such fiscal year or fiscal quarter, as the case may be, has been made under the supervision of the signing Officers with a view to determining whether the Issuer and each Guarantor has kept, observed, performed and fulfilled their obligations under the New Notes Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge, the Issuer and each Guarantor has kept, observed, performed and fulfilled each and every covenant contained in the New Notes Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions thereof (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action they are taking or propose to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the notes is prohibited or if such event has occurred, a description of the event and what action the Issuer and any Guarantors are taking or propose to take with respect thereto.

The Issuer and any Guarantors will also be required, so long as any of the notes are outstanding, to deliver to the Trustee, forthwith upon any Officer becoming aware of any Default or Event of Default, an Officers’ Certificate specifying such Default or Event of Default and what action the Issuer and any Guarantors are taking or propose to take with respect thereto.

9.	Other Obligors.

The New Notes will be guaranteed by the Issuer’s subsidiaries set forth below:

1.	0606890 B.C. LTD.
2.	CATALYST PAPER GENERAL PARTNERSHIP
3.	CATALYST PAPER ENERGY HOLDINGS INC.
4.	CATALYST PULP AND PAPER SALES INC.
5.	CATALYST PULP OPERATIONS LIMITED
6.	CATALYST PULP SALES INC.
7.	ELK FALLS PULP AND PAPER LIMITED
8.	PACIFICA POPLARS LTD.
9.	CATALYST PAPER HOLDINGS INC.
10.	CATALYST PAPER RECYCLING INC.
11.	CATALYST PAPER (SNOWFLAKE) INC.
12.	CATALYST PAPER (USA) INC.
13.	PACIFICA PAPERS SALES INC.
14.	PACIFICA PAPERS US INC.
15.	PACIFICA POPLARS INC.
16.	THE APACHE RAILWAY COMPANY

The mailing address for each Guarantor is: c/o Catalyst Paper Corporation, 3600 Lysander Lane Richmond, British Columbia, Canada V7B 1C3 and each entity’s telephone number is (604) 247-4400.

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application comprises:

(a)	Pages numbered 1 to 15 consecutively;

(b)	The statement of eligibility and qualification of the Trustee under the New Notes Indenture to be qualified on Form T-1 (filed herewith as Exhibit 25.1); and

(c) The following exhibits, in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

(i)

Exhibit T3A – Articles of Amalgamation of the Issuer (incorporated by reference from the Registration Statement on Form F-4 of the Issuer filed with the Securities and Exchange Commission on February 8, 2002)

(ii)	Exhibit T3B – Bylaws of the Issuer (incorporated by reference from the Registration Statement on Form F-4 of the Issuer filed with the Securities and Exchange Commission on February 8, 2002)

(v)	Exhibit T3C –Form of New Notes Indenture*

(vii)	Exhibit T3D –Sanction Order of the Court*

(viii)	Exhibit T3E – Management Proxy Circular, dated as of March 23, 2012

(x)	Exhibit T3F – The cross reference sheet required by Exhibit T3F is contained in the form of New Notes Indenture exhibited hereto as Exhibit T3C*

(xi)	Exhibit 25.1 – Form T-1 Qualifying Wilmington Trust, National Association, as Trustee under the New Notes Indenture to be qualified

*To be filed by Amendment.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the applicants has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Richmond, and province of British Columbia, on March 23, 2012.

(SEAL)

Catalyst Paper Corporation

By:	/s/ David L. Adderley
Name: David L. Adderley
Title: Vice President and General Counsel

0606890 B.C. Ltd.

By:	/s/ David L. Adderley
Name: David L. Adderley
Title: Vice President and General Counsel

Catalyst Paper General Partnership by its managing partner Catalyst Paper Corporation

By:	/s/ David L. Adderley
Name: David L. Adderley
Title: Vice President and General Counsel

Catalyst Paper Energy Holdings Inc.

By:	/s/ David L. Adderley
Name: David L. Adderley
Title: Vice President and General Counsel

Catalyst Pulp and Paper Sales Inc.

By:	/s/ David L. Adderley
Name: David L. Adderley
Title: Vice President and General Counsel

Catalyst Pulp Operations Limited

By:	/s/ David L. Adderley
Name: David L. Adderley
Title: Vice President and General Counsel

Catalyst Pulp Sales Inc.

By:	/s/ David L. Adderley
Name: David L. Adderley
Title: Vice President and General Counsel

Elk Falls Pulp and Paper Limited

By:	/s/ David L. Adderley
Name: David L. Adderley
Title: Vice President and General Counsel

Pacifica Poplars Ltd.

By:	/s/ David L. Adderley
Name: David L. Adderley
Title: Vice President and General Counsel

Catalyst Paper Holdings Inc.

By:	/s/ David L. Adderley
Name: David L. Adderley
Title: Vice President and General Counsel

Catalyst Paper Recycling Inc.

By:	/s/ David L. Adderley
Name: David L. Adderley
Title: Vice President and General Counsel

Catalyst Paper (Snowflake) Inc.

By:	/s/ David L. Adderley
Name: David L. Adderley
Title: Vice President and General Counsel

Catalyst Paper (USA) Inc.

By:	/s/ David L. Adderley
Name: David L. Adderley
Title: Vice President and General Counsel

Pacifica Papers Sales Inc.

By:	/s/ David L. Adderley
Name: David L. Adderley
Title: Vice President and General Counsel

Pacifica Papers US Inc.

By:	/s/ David L. Adderley
Name: David L. Adderley
Title: Vice President and General Counsel

Pacifica Poplars Ltd.

By:	/s/ David L. Adderley
Name: David L. Adderley
Title: Vice President and General Counsel

The Apache Railway Company

By:	/s/ David L. Adderley
Name: David L. Adderley
Title: Vice President and General Counsel

Attested By:

/s/ Alistair MacCullum
Name: Alistair MacCullum
Title: Vice President, Treasurer and Controller

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

Exhibit T3A	Articles of Amalgamation of the Issuer (incorporated by reference from the Registration Statement on Form F-4 of the Issuer filed with the Securities and Exchange Commission on February 8, 2002)

Exhibit T3B	Bylaws of the Issuer (incorporated by reference from the Registration Statement on Form F-4 of the Issuer filed with the Securities and Exchange Commission on February 8, 2002)

Exhibit T3C	Form of New Notes Indenture*

Exhibit T3D	Sanction Order of the Court*

Exhibit T3E	Management Proxy Circular, dated as of March 23, 2012

Exhibit T3F	The cross reference sheet required by Exhibit T3F is contained in the form of New Notes Indenture exhibited hereto as Exhibit T3C*

Exhibit 25.1	Form T-1 Qualifying Wilmington Trust, National Association, as Trustee under the New Notes Indenture to be qualified

*To be filed by Amendment